UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                 SCHEDULE TO-I/A

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               DYNEX CAPITAL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          DYNEX CAPITAL, INC. (OFFEROR)
 (NAME OF FILING PERSON (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

               SERIES A PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES B PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES C PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  (26817Q 20 9)
                   (CUSIP NUMBER OF SERIES A PREFERRED STOCK)
                                  (26817Q 30 8)
                   (CUSIP NUMBER OF SERIES B PREFERRED STOCK)
                                  (26817Q 40 7)
                   (CUSIP NUMBER OF SERIES C PREFERRED STOCK)

                           THOMAS H. POTTS, PRESIDENT
                               DYNEX CAPITAL, INC.
                            4551 COX ROAD, SUITE 300
                           GLEN ALLEN, VIRGINIA 23060
                                 (804) 217-5800

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON
                              FILING THE STATEMENT)

                                    COPY TO:
                          ELIZABETH R. HUGHES, ESQUIRE
                         VENABLE, BAETJER & HOWARD, LLP
                         2010 CORPORATE RIDGE, SUITE 400
                                McLEAN, VA 22102
                                 (703) 760-1649

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION:                      AMOUNT OF FILING FEE:
*$25,999,435                                .........**$5,200

*CALCULATED SOLELY FOR THE PURPOSE OF DETERMINING THE AMOUNT OF FILING FEE, ASSUMING THE PURCHASE OF 500,000 SHARES OF SERIES A PREFERRED STOCK AT THE TENDER OFFER PRICE OF $12.24 PER SHARE, THE PURCHASE OF 730,250 SHARES OF SERIES B PREFERRED STOCK AT THE TENDER OFFER PRICE OF $12.50 PER SHARE, AND THE PURCHASE OF 702,700 SHARES OF SERIES C PREFERRED STOCK AT THE TENDER OFFER PRICE OF $15.30 PER SHARE.

**THIS AMOUNT WAS PREVIOUSLY PAID IN CONNECTION WITH THE ORIGINAL FILING OF THIS SCHEDULE TO ON MAY 8, 2001.

        [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $5,200              Form or Registration No.: 005-41043
Filing Party:  Dynex Capital, Inc.                      Date Filed:  May 8, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [  ] third-party tender offer subject to Rule14d-1.

         [X] issuer tender offer subject to Rule 13e-4.

         [  ] going-private transaction subject to Rule13e-3.

         [  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 7, 2001, relating to the offer by Dynex Capital, Inc. to purchase shares of its Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2001, as amended hereby, and the related Letters of Transmittal.

ITEM 12. EXHIBITS

EXHIBIT
NUMBER   DESCRIPTION

(a)(1)(A) Offer to Purchase dated May 7, 2001.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     DYNEX CAPITAL, INC.


                                     By:  /s/ Thomas H. Potts
                                         ---------------------------------------
                                         Thomas H. Potts
                                         President
Dated: May 8, 2001

INDEX TO EXHIBITS

EXHIBIT
NUMBER     DESCRIPTION

(a)(1)(A)  Offer to Purchase dated May 7, 2001.